UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On December 14, 2013, CEMEX, S.A.B. de C.V. (“CEMEX”) completed the redemption of all of the outstanding U.S.$354,751,000 aggregate principal amount of 9.50% Senior Secured Notes due 2016 (the “U.S. Dollar Notes”) and the redemption of €38,795,000 of the outstanding €168,795,000 aggregate principal amount of 9.625% Senior Secured Notes due 2017 (the “Euro Notes”)  issued by CEMEX Finance LLC, its indirect subsidiary. CEMEX redeemed the U.S. Dollar Notes at a price of U.S.$1,047.50 per U.S.$1,000 principal amount of U.S. Dollar Notes redeemed, or approximately U.S.$371.6 million in total, and redeemed the Euro Notes at a price of €1,048.125 per €1,000 principal amount of Euro Notes redeemed, or approximately €40.7 million in total. CEMEX did not incur any early termination penalties in connection with the redemption of the U.S. Dollar Notes or Euro Notes beyond the premium reflected in the redemption price described above.

The completion of the redemption of the U.S. Dollar Notes discharges the Indenture, dated as of December 14, 2009, among CEMEX Finance LLC, the guarantors party thereto and The Bank of New York Mellon, as the trustee, under which the U.S. Dollar Notes were issued, as amended and supplemented by Supplemental Indenture No. 1 thereto, dated as of September 17, 2012, and Supplemental Indenture No. 2 thereto, dated as of June 6, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	December 16, 2013	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller